Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

When the transaction referred to in note 1(b) of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following consent.

/s/ KPMG LLP

New York, New York

June 19, 2013

The Members

Liquid Holdings Group, LLC:

We consent to the use of our report dated April 10, 2013, except as to note 1 (b), which is as of                     , 2013 with respect to the consolidated balance sheet of Liquid Holdings Group, LLC as of December 31, 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for the period from April 24, 2012 (date of commencement of operations) to December 31, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

New York, New York

                    , 2013